Filed Pursuant to Rule 433

Registration No. 333-276600

May 12, 2026

Truist Financial Corporation

500,000 Depositary Shares, Each Representing a 1/25th Interest in a Share of

6.250% Series S Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock

PRICING TERM SHEET

May 12, 2026

Issuer:	Truist Financial Corporation

Security:	Depositary shares, each representing a 1/25th interest in a share of 6.250% Series S Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock (the “Series S Preferred Stock”)

Size:	$500,000,000 (500,000 depositary shares)

Maturity:	Perpetual

Expected Ratings*:	Baa3 (Stable) / BBB- (Stable) / BBB- (Stable) / AL (Stable) (Moody’s / S&P / Fitch / DBRS)

Trade Date:	May 12, 2026

Settlement Date:	May 15, 2026 (T+3)

Liquidation Preference:	$25,000 per share of Series S Preferred Stock (equivalent to $1,000 per depositary share)

First Reset Date:	June 15, 2031

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date

Reset Period:	The period from and including the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date.

Reset Dividend Determination Date:	In respect of each Reset Period, the day falling three business days prior to the beginning of such Reset Period

Dividend Payment Dates:	The 15th day of March, June, September and December of each year, commencing September 15, 2026.

Dividend Rate (Non-Cumulative):	When, as and if declared by our board of directors (or a duly authorized committee of the board), out of funds legally available to pay dividends, at a rate equal to (i) from the date of original issue to, but excluding, June 15, 2031 at a fixed rate per annum of 6.250% on the liquidation preference amount of $25,000 per share of Series S Preferred Stock (equivalent to $1,000 per depositary share), and (ii) from, and including, June 15, 2031, for each Reset Period, at a rate per annum equal to the five-year U.S. treasury rate (as described in the prospectus supplement) as of the most recent Reset Dividend Determination Date plus 2.129% on the liquidation preference amount of $25,000 per share of Series S Preferred Stock (equivalent to $1,000 per depositary share).

Day Count Convention:	30/360

Optional Redemption:	The Series S Preferred Stock is perpetual and has no maturity date. We may, at our option, redeem the shares of Series S Preferred Stock (i) in whole at any time or in part from time to time, on any Dividend Payment Date on or after the First Reset Date, or (ii) in whole, but not in part, at any time within 90 days following a “regulatory capital treatment event,” as described in the prospectus supplement, in each case, at a redemption price equal to $25,000 per share of Series S Preferred Stock (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to, but excluding, the date of redemption. Neither holders of Series S Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series S Preferred Stock or the depositary shares.

Public Offering Price:	$1,000 per depositary share

Underwriting Discount:	$10.00 per depositary share

Net Proceeds (before expenses) to Issuer:	$495,000,000

Listing:	Neither the depositary shares nor the Series S Preferred Stock will be listed or displayed on any securities exchange or interdealer market quotation system.

Joint Book-Running Managers:	Truist Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Co-Managers:	Academy Securities, Inc. Drexel Hamilton, LLC

Depositary Shares CUSIP/ISIN:	89832Q AK5 / US89832QAK58

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The offering is being made pursuant to an effective registration statement on Form S-3 (including a preliminary prospectus supplement and a prospectus, registration statement No. 333-276600), filed with the U.S. Securities and Exchange Commission (the “SEC”). Before you invest, you should read the preliminary prospectus supplement and the prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the preliminary prospectus supplement and the prospectus if you request them by contacting Truist Securities, Inc. at 1-800-685-4786, Citigroup Global Markets Inc. at 1-800-831-9146, Goldman Sachs & Co. LLC at 1-866-471-2526 or Morgan Stanley & Co. LLC at 1-866-418-1659.

The Issuer expects that delivery of the depositary shares will be made against payment therefor on or about May 15, 2026, which is the third business day following the date of this final term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares prior to the business day before delivery of the depositary shares will be required, by virtue of the fact that the depositary shares initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

The depositary shares are not savings accounts, deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

No PRIIPS or CCI Regulations disclosure document - No PRIIPs or CCI Regulations disclosure document has been prepared as the Notes are not available to retail investors in the EEA or in the United Kingdom. See “Prohibition of Sales to EEA Retail Investors” and “Prohibition of Sales to United Kingdom Retail Investors” in the prospectus supplement.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.